Mail Stop 4-6

	March 23, 2005


Mr. Douglas G. Bergeron
Chief Executive Officer
VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, California 95110

Re:	VeriFone Holdings, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed February 23, 2005
	File No. 333-121947

Dear Mr. Bergeron:

      We have reviewed your amended filing and have the following comments.

Summary Consolidated Financial Data

1. We have read your response to prior comment number 7 and note that
"EBITDA, as adjusted" appears to be used as a measure of operating performance. However, your disclosures continue to suggest that "EBITDA, as adjusted" is a measure of your liquidity. Revise to clarify and explain to us why you reconcile the measure to net income if your intention is to present this as a liquidity measure.

2. If "EBITDA, as adjusted" is intended to be a measure of liquidity, explain how your presentation complies with Item 10(e)(1)(ii)(A) of
Regulation S-K as it appears that several excluded items required cash settlement. Note that "EBITDA, as adjusted" is not exempt from complying with this item and it appears that excluding items such as interest expense, income taxes, management fees and foreign currency losses may not be appropriate. In addition, this measure does not appear to be a "material covenant" as contemplated in Question 10 of the FAQ based on your response and disclosures on page 47. Address how you assessed compliance with Item 10(e)(1)(ii)(A) for each excluded item in your response.

3. If "EBITDA, as adjusted" is intended to be a measure of performance, we believe that you should further enhance your disclosures related under Item 10(e)(1)(i)(C) and (D) of Regulation
S-K and Questions 8 and 9 of the related FAQ. Your disclosures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what represents
financial performance.   For example, it is unclear why certain
excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance (e.g., interest expense, taxes, management fees, foreign currency items, etc.). Revise your disclosures to clearly define what you consider to be your financial performance and why each item is excluded.

Risk Factors

If we are unable to improve and maintain the quality of our internal controls..., page 17

4. Tell us and disclose whether your auditors identified any reportable conditions for the period ended October 31, 2004.

Use of Proceeds

5. We note your response to our prior comment no. 14. If completed, please update your disclosure in respect of your acquisition of GO Software.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

6. We note your response to our prior comment no. 16. It appears to be the case that VeriFone Holdings, Inc., acquired 100% of your predecessor, but that Gores Technology Group became a 12% stockholder in you as part of its consideration in the transaction. Please consider clarifying your disclosure, and note the related comment below on the financial statements.

7. Revise to provide the disclosures required by SFAS 132(R) with respect to your defined benefit plans described in your response to prior comment 26. Alternatively, explain to us why such disclosure is unnecessary.

Secured Credit Facility, pp. 46-47

8. Please update your disclosure in order to discuss your financial ratios as of January 31, 2005.

Business

9. In your response to prior comment 11, you state that sales to First Data and its affiliates primarily consist of sales to First Data`s subsidiaries. In your response letter, please clarify whether sales under any agreement with one or more of the First Data affiliates comprised more than ten percent of VeriFone`s revenues during the most recently completed fiscal year.

Our Industry, pp. 54-57

10. We refer you to your industry data with respect to your
"Europe"
discussion and your supplemental information.  It appears that the
7.4 percent increase in the U.S. from 2002 to 2003 encompasses only
Visa and MasterCard credit card transactions.   Please advise.
Please also clarify whether the 15.2 percent increase in Europe includes debit transactions.

Our Growth Strategy, pp. 58-59

11. We note your response to our prior comment no. 32. Please explain how your internally generated sales data provides you with sufficient basis to determine that you account for a majority of new shipments as well as the installed base of point-of-sale devices in each of the jurisdictions.

Management

Benefit Plans, pp. 76-77

12. Please reconcile the disclosure that 1,500,000 shares are authorized under your New Founders` Stock Option Plan with your following disclosure that options for 1,644,300 shares were issued through January 31, 2005.

Certain Relationships and Related Party Transactions

Transactions with Certain Affiliates, p. 78

13. Please disclose the nature of the services that you received from the affiliate of Gores Technology Group and of Alec Gores and Micron
PC for the $2 million and $559,000, respectively, you paid to them.






Agreements Related to Our 2002 Acquisition, p. 80

14. Please clarify whether you will have any continuing obligations under the purchase agreement and stockholders agreement related to your 2002 acquisition after the consummation of the initial public offering. If so, please describe briefly those actions for which you must obtain the consent of the holders of a majority of your shares of common stock issued in your recapitalization. Further, please consider whether risk factors should be provided with respect to how these continuing obligations, e.g., consent for certain actions and consent for a sale of the company to a non-affiliate of GTCR, would restrict your ability to enter into transactions that independent shareholders might favor. Please also disclose when these continuing obligations terminate as well as the existence of any other material obligations not otherwise specifically mentioned in this comment.

Principal and Selling Stockholders

15. Please disclose the individual or individuals who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered for resale by selling stockholders that are legal entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

16. Please disclose whether any selling stockholder is a registered broker-dealer. If a selling stockholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

17. Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.







Underwriting

18. We note your response to our prior comment no. 49. Please make disclosure similar to your response in your prospectus.

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

19. According to your disclosures on page F-9, Systems Solutions` revenues are recognized "upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement." Revise to provide an indication of the general extent to which revenue is recognized under each alternative. In addition, briefly describe the nature of your acceptance clauses related to Systems Solutions` sales.

Note 3 - Acquisition of VeriFone, Inc., page F-18

20. Revise your disclosures to provide the clarifying information included in your response to prior comment 58. Clarify for readers the indirect ownership relationship and further explain how you
"effectively" acquired 88% of the Predecessor.

Note 5 -  Financing, page F-24

21. We have read your response to prior comment 61 and it is unclear to us how the method used to allocate the proceeds of the senior subordinated debt complies with paragraph 16 of APB No. 14 that requires use of relative fair values. Supplementally, explain how your method complies with this guidance.

Note 8 - Stockholders` Deficit, page F-32

22. We have read your response to prior comments 64 and 65. Supplementally, tell us whether each of the third-party valuations you obtained to value your equity instruments were contemporaneous or retrospective. In addition, provide a robust explanation of the reasons for the significant increase in the market value of invested capital (MVIC) since June 2002. Separately quantify and explain the impact on the MVIC of any material changes in your assumptions such as the marketability discount and cost of capital as well as any developments in your business or milestones achieved. Address how the company`s stage of development and perceived risk of investment affected your valuations since June 2002.

Note 14 - Segment and Geographic Information, page. F-42


23. We note that page 22 of the presentation given to the board of directors on December 16, 2004 includes a footnote that indicates you
"now allocate the variance between management cogs and standard cogs to the region." Supplementally, clarify the meaning of this footnote and its effect on your reporting differences between the actual and standard cost of system solutions revenues within "Corporate" in your segment disclosures.

Item 15.  Recent Sales of Unregistered Securities.

24. In your response to prior comment 37 you state that you will be filing the NCR agreement as an exhibit. You redacted portions of your description of the economic terms of that agreement from the electronically filed response letter. Are we correct in presuming that you intend to submit a confidential treatment request with respect to portions of that agreement? If so, please note that the staff will need a reasonable period of time to evaluate any application for confidential treatment.

25. We note your response to our prior comment no. 72. Please reconcile the approximately $1,000,000 aggregate purchase price for your common stock as disclosed in Note 3 to your financial
statements
with the $1,232,607 aggregate purchase price for the 36,978,209 shares of common stock purchased by GTCR and TCW/Crescent Mezzanine as disclosed in Item 15.  We also note that including the purchase of
stock by Mr. Bergeron and eight other executives would further increase the cash purchase price of your common stock on July 1, 2002 beyond the $1,000,000 disclosed in Note 3.  Please explain.

*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Chris Davis at (202) 942-2894, or Mark Kronforst at (202) 842-5341, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 for assistance on other matters. If you need further assistance, you may contact me at (202) 942-1818 or Barbara
Jacobs, Assistant Director, at (202) 942-1800.






	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal


cc:	Via Facsimile
	Scott D. Miller, Esq.
	Sullivan & Cromwell LLP
	1870 Embarcadero Road
	Palo Alto, California 94303
	Telephone: (650) 461-5620
	Facsimile:  (650) 461-5700
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Mr. Douglas G. Bergeron
March 23, 2005
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